INVEST IN **SAVORHOOD - GETTYSBURG**

First artisan food hall experience in historic Gettysburg


WELCOME TO
Mr G's

savorhoodgettysburg.com Gettysburg Pennsylvania

Retail | Food & Beverage | Brick & Mortar | Restaurant

Highlights

1. Fast casual dining for over 1 million tourists per year.
2. Turnkey for food/beverage artisans without the traditional bricks and mortar challenges.
3. Company retains 25% of the gross from each restaurant, 30% from the brewery.

3. Company retains 25% of the gross from each restaurant, 30% from the brewery.

4. The CEO and leadership team have vast commissary, food truck and multi-unit operations experience.
5. Local artisan food and beverages licensees.
6. Located in the heart of historic Gettysburg.
7. The President is an historian and Gettysburg subject matter expert.
8. Gettysburg ranks as the #3 best historical site to visit by US News and World Report.

Our Team



Steve Burton CEO and Founder

Founder of Tilford's Wood Fired Pizza. Enjoys helping small business owners succeed. Served on many non-profit boards.

Gettysburg an other destination oriented sites deserve a one stop eating and drinking location that brings together local artisan chefs and beverages makers in one safe family focused venue.



Judy Morley President

Ph.D. in American History.



Sunshine Daye VP - Human Relations

Complimenting business with faith.

Pitch



SAVORHOOD™
Life Is Better When We're Together.

Gettysburg Development Presentation | Confidential

Concept Overview

We have assembled a team of subject matter experts and are building the preeminent hospitality location in the heart of historic Gettysburg – it's not a restaurant – it is a cultural movement! We are raising capital for the renovation of the property and are offering several added "perks" for each level of investment.

Why Gettysburg



- Gettysburg is ranked as the #3 best historical site to visit by US News and World Report

- 1,000,000+ visitors annually

- Battlefield and Monuments, National Cemetery, Museum and Visitors Center

- Eisenhower National Historical Site, Shriver House, Jenny Wade House

- David Wills House - where Lincoln finished writing the famous address

- Gettysburg Cyclorama – 1 of only 4 in the US

SAVORHOOD

The Opportunity

- Gettysburg doesn't have a food multi-plex concept to support tourism and local demand

- There isn't a major food venue located near the battlefield and national cemetery

- The company is seeking the funding of a promissory note to create the concept and fund the renovation

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The SAVORHOOD Concept

- 14,000 sqft dining and event space for 10 eateries, 2 bars and event space with ample parking

- Multi-unit SavorStation food/beverage purveyors

- Value-added entertainment with live music and pop-up events

- Local community driven

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985 Baltimore Pike

- Legacy restaurant location

- Ideally located on 985 Baltimore Pike

- 14,000 total square feet

- 6,000 square foot event hall

- A 10-year lease, including 2 extensions options, has been executed with the property owner

SAVORHOOD

Existing Property









Existing Event Space



Property Renovation



SAVORHOOD
Life Is Better When We're Together.





















Event Hall
Renovation

SAVORHOOD®
Life Is Better When We're Together.



















SavorStation Overview

- 100% Turn-key move-in
- Licensee brings specialty equipment
- $50,000 initial licensing fee
- 25% gross weekly revenue to SavorHood
- Revenue sharing BevStation

Gettysburg Offering





- Sunshine French Fries
- Tex's Lonestar BBQ
- CJ's Seafood
- Pressed Cheese Grilled Sandwiches
- Mexican Cafe
- CJ's American Grille
- Mr. G's Ice Cream
- Gettysburg Cookie Company
- World-Class Wraps

Strategic Partner – Bus Tours



- Gettysburg's premiere tour operator: 60-year history
- Open air double decker buses
- Local tours and group charters tours
- A SavorHood stop incorporated into select tours
- Food/Beverage "tickets" included in price
- Programmable revenue and net income

Strategic Partner – Hotel

Comfort™ SUITES

- 4.5 Star rated hotel
- Contiguous to 985 Baltimore Pike
- Dining vouchers for guests
- On premise promotion

The People Behind SavorHood


Design and Architecture Specialists


Remote Workforce Performance Experts


Food Prep + Commissary + Entertainment Professionals


Operators with a proven record of quality growth and scaling multi-unit concepts

Leadership

Steve Burton – CEO
- Food truck/Commissary expertise
- Multi-unit restaurant owner/operator
- 20+ years in senior management leadership

Dr. Judy Morley – Chief Experience Officer
- Multi-unit owner/operator
- 15+ years in retail management
- 10 years experience in community building

Mark Allen Stuart – Chief Strategist
- Officer in 4 publicly traded firms
- 4000+ retail unit expansion
- Corporate strategist 135+ clients
- 45 start-ups/36 M&A events

Leadership



<u>Sunshine Daye – Director, Human Relations</u>
- Expertise in diversity & social/restorative justice
- Minister - Downey Center for Spiritual Living
- Spiritual Director – The Revealing Center

<u>Jackie Martin – SVP Digital Activation</u>
- Advertising expertise
- Digital marketing proficiency
- Local community affinity

<u>Trevor Burton – Director of Finance</u>
- 10 years of full cycle banking experience
- SME in credit/debt assessment
- Project based operating financial manager

<u>Peter De Maria – Chief Architecture Officer</u>
- Award winning architect
- Design engineer
- CEO – Steel Blox

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Our In-House Gettysburg Subject Matter Expert

Dr. Judy Morley

- Host/MC - The Meaning of Gettysburg: Lessons in Leadership, A "Boots on the Ground Tour of Gettysburg"

- Board Member - Gettysburg Adams County Chamber of Commerce

- Board Member YWCA of Gettysburg/Adams County

- Member of the Program Committee, Adams County Historical Society

- Member - Board of Supervisors - Mount Joy Township

- Faculty Member - Lincoln Leadership Institute at Gettysburg

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Our Board of Advisors

- Marty Qually, Adams County Commissioner

- Tammy Myers, Director of Partnerships, Destination Gettysburg

- Max Felty, President, Gettysburg Group Reservations/Gettysburg Bus Tours

- Sarah Dull, General Manager, Comfort Suites

- Nicole Bucher, Owner, Mr. Ed's Elephant Museum and Candy Emporium

- Brad Shafer, Associate, Sites Realty

- Jesse Rotz, Co-Founder/CEO, Roy Pitz

- Marci Cropp, owner of Rosie's Collections a downtown boutique

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Financials



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Gettysburg Annual Revenue Projections – 2ⁿᵈ Rolling 12 Months*

	Licensee	Savorhood
Gross Annual Income	$5,998,000.00	$1,865,450.00
Gross Expense	$2,884,050.00	$594,000.00
Net Operating Income	$3,113,950.00	$1,271,450.00



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Investor Round

- Investment format: Promissory note that is paid back from a share of the revenue generated by the business

- Goal: Minimum of $100,000

- Term: 3-years

- Interest rate: 9% annually

- Repayment schedule: Interest paid annually for years 1 and 2, principal and interest paid at the conclusion of year 3, funded through operating



income

Renovation Expense Summary

Segment	Amount
Architecture/Engineering	$50,000
Demolition	$100,000
Construction	$850,000
Fit-Out and Launch	$500,000
Total	$1,500,000

Source of Renovation Funds

Property Owner Investment	$500,000
Revenue from Initial Licensee Fees	$500,000
WeFunder Campaign*	$500,000
Total	$1,500,000

* Our Wefunder minimum goal is $100,000. If we only raise that amount, we will have another funding round to secure the needed $500,000, either on the Wefunder platform or with other accredited investors. If the Wefunder campaign exceeds $500,000, the additional capital will be used for added marketing and promotion.

Development Timetable

Period	Milestone
Q3/Q4 - 2022	Capital Raise/Infrastructure
Q4 -2022 to Q1 - 2023	SavorHood Gettysburg Development
Q2 - 2023	SavorHood Gettysburg Opening